SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

Golden Star Resources Ltd.

(Exact name of registrant as specified in its charter)

Canada (State of incorporation or organization)	98-0101955 (I.R.S. Employer Identification Number)

10579 Bradford Road, Suite 103, Littleton, Colorado, 80127-4247 (Address of principal executive offices)	97224 (Zip Code)

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Shares	American Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [   ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [   ]

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [   ]

Securities Act registration statement file number to which this form relates: (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

Common Shares
(Title of class)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1. Description of Registrant’s Securities to Be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to Be Registered

     The authorized capital stock of Golden Star Resources Ltd. (the “Company”) consists of an unlimited number of shares of Common Shares, without nominal or par value, and an unlimited number of shares of Preferred Stock. The Company is registering its Common Shares pursuant to the Securities Exchange Act of 1934. We are not at this time registering Preferred Stock although it is described below because it may materially limit or qualify the rights of holders of Common Shares.

Common Shares

     The Company is authorized to issue an unlimited number of shares of Common Shares. Holders of our Common Shares are entitled to one vote per share at all meetings of holders of the Common Shares. All shares of Common Shares have the right to receive, subject to any preferential rights attaching to any other class or series of shares of the Company, and rank ratably with regard to dividends if and when declared by our Board of Directors. No dividend may be declared or paid on the Common Shares if payment of the dividend would cause the realizable value of our assets to be less than the aggregate of its liabilities and the amount required to redeem all shares then outstanding which have redemption or retraction rights attached. In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Shares are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock.

     The holders of our Common Shares have no preemptive, conversion or redemption rights. At June 4, 2002, 64,928,861 shares of Common Shares were issued and outstanding and were fully paid and non-assessable. 9,000,000 shares of Common Shares are issuable upon exercise of stock options granted or to be granted pursuant to our 1997 Employee Stock Option Plan. Additionally, 831,000 additional shares of our Common Shares are issuable upon exercise of warrants, expiring in 2003, 1,333,333 shares of Common Shares are upon exercise of warrants, expiring in 2004, and 4,953,160 shares of our Common Shares are issuable upon exercise of warrants, expiring in 2004. 1,804,286 shares are issuable upon conversion of outstanding, unsecured convertible debentures. Finally, the Board of Directors may issue an unlimited number of additional shares of Common Shares without any further vote or action by the Company’s shareholders, which may cause the interests of existing shareholders to suffer substantial dilution.

Preferred Stock

     We are authorized to issue an unlimited number of shares of Preferred Stock. Our Board of Directors has the authority, without any further vote or action by the shareholders of the Company, to issue Preferred Stock in one or more series and to fix the number of shares comprising any such series and the designations, rights, privileges, restrictions, and conditions of each series which may be greater than the rights of the Common Shares. The issuance of Preferred Stock by our Board of Directors could adversely affect the voting power and other rights of holders of Common Shares. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of our Common Shares until the Board of Directors determines the specific rights of the holders of Preferred Stock. However, the effects might include restricting dividends on our Common Shares; diluting the voting power of our Common Shares; impairing the liquidation rights of our Common Shares; and delaying or preventing a change in control of the Company without further action by the shareholders. There are no agreements or understandings for the issuance of Preferred Stock, and we have no plans to issue any shares of Preferred Stock.

Exchange Controls

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of our Common Shares, other than withholding tax requirements. See “Taxation” below.

     There is no limitation imposed by Canadian law or by our charter documents on the right of a non-resident to hold or vote Common shares, other than as provided by the “Investment Canada Act”, the “North American Free Trade Agreement Implementation Act (Canada)” and the “World Trade Organization Agreement Implementation Act.”

     The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the World Trade Organization or North American Free Trade Agreement.

Taxation

United States Taxation

     The information set forth below is a summary of the material U.S. federal income tax consequences of the ownership and disposition of Common Shares by a U.S. Holder, as defined below. These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth deals only with U.S. Holders that will hold Common Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding subordinate voting shares as part of a hedging or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose “functional currency” is not the U.S. dollar. This summary does not address estate and gift tax consequences or tax consequences under any foreign, state or local laws other than as provided in the section entitled “Canadian Federal Income Tax Considerations” provided below.

     As used in this section, the term “U.S. Holder” means:

•	an individual citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or

•	a partnership to the extent the interests therein are owned by any of the persons described in clauses (a), (b), (c) or (d) above.

     Holders of Common Shares who are not U.S. Holders, sometimes referred to as “Non-U.S. Holders”, should also consult their own tax advisors, particularly as to the applicability of any tax treaty.

     The following discussion is based upon:

•	the Internal Revenue Code;

•	U.S. judicial decisions;

•	administrative pronouncements;

•	existing and proposed Treasury regulations; and

•	the Canada/ U.S. Income Tax Treaty.

     Any of the above is subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service with respect to any of the U.S. federal income tax consequences described below, and as a result, there can be no assurance that the U.S. Internal Revenue Service will not disagree with or challenge any of the conclusions we have reached and describe here.

HOLDERS OF COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

Dividends

     Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder’s allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder’s tax basis in his common shares, thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the common shares. Then, to the extent such distribution exceeds such U.S. Holder’s tax basis, it will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

     The gross amount of distributions paid in Canadian dollars, or any successor or other foreign currency, will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars, or any successor or other foreign currency, are converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends would generally constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income” for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any Canadian dollars distributed equal to their dollar value on the payment date.

     A Non-U.S. Holder of Common Shares generally will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale or Exchange

     A U.S. Holder’s initial tax basis in the Common Shares will generally be cost to the holder. A U.S. Holder’s adjusted tax basis in the Common Shares will generally be the same as cost, but may differ for various reasons including the receipt by such holder of a distribution that was not made up wholly of earnings and profits as described above under the heading “Dividends.” Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of Common Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the Common Shares and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon:

•	the holder’s holding period for the common shares, with a preferential rate available for common shares held for more than one year; and

•	the holder’s marginal tax rate for ordinary income.

     Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

     The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder’s income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the same conditions and limitations applicable to foreign tax credits.

     If a U.S. Holder receives any foreign currency on the sale of Common Shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Common Shares and the date the sale proceeds are converted into U.S. dollars.

     A Non-U.S. Holder of Common Shares generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or

•	in the case of any gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

Personal Holding Company

     We could be classified as a personal holding company for U.S. federal income tax purposes if both of the following tests are satisfied:

•	if at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares; and

•	we receive 60% or more of our U.S. related gross income from specified passive sources, such as royalty payments.

     A personal holding company is taxed on a portion of its undistributed U.S. source income, including specific types of foreign source income which are connected with the conduct of a U.S. trade or business, to the extent this income is not distributed to shareholders. We do not believe we are a personal holding company presently and we do not expect to become one. However, we cannot assure you that we will not qualify as a personal holding company in the future.

Foreign Personal Holding Company

     We could be classified as a foreign personal holding company if in any taxable year both of the following tests are satisfied:

•	five or fewer individuals who are United States citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of our shares entitled to vote or the total value of our shares; and

•	at least 60%, 50% in some cases, of our gross income, as adjusted, consists of “foreign personal holding company income”, which generally includes passive income such as dividends, interests, gains from the sale or exchange of shares or securities, rent and royalties.

     If we are classified as a foreign personal holding company and if you hold shares in us, you may have to include in your gross income as a dividend your pro rata portion of our undistributed foreign personal holding company income. If you dispose of your shares prior to such date, you will not be subject to tax under these rules. We do not believe we are a foreign personal holding company presently and we do not expect to become one. However, we cannot assure you that we will not qualify as a foreign personal holding company in the future.

Passive Foreign Investment Company

     We believe that our Common Shares should not currently be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations and composition and valuation of our assets. In general, we will be a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds our subordinate voting shares, either:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the average value of our assets is attributable to assets that produce or are held for the production of passive income.

     For this purpose, passive income includes income such as:

•	dividends;

•	interest;

•	rents or royalties, other than certain rents or royalties derived from the active conduct of trade or business;

•	annuities; or

•	gains from assets that produce passive income.

     If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

     If we are treated as a passive foreign investment company, a U.S. Holder that did not make a qualified electing fund election or, if available, a mark-to-market election, as described below, would be subject to special rules with respect to:

•	any gain realized on the sale or other disposition of common shares; and

•	any “excess distribution” by us to the U.S. Holder.

     Generally, “excess distributions” are any distributions to the U.S. Holder in respect of the subordinate voting shares during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Common Shares during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Common Shares.

Under the passive foreign investment company rules,

•	the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Common Shares;

•	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

     A U.S. Holder owning actually or constructively “marketable stock” of a passive foreign investment company may be able to avoid the imposition of the passive foreign investment company tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such stock is held, an amount equal to the increase in value of the stock, which increase will be determined by reference to the value of such stock at the end of the current taxable year compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

     In the case of a U.S. Holder who does not make a mark-to-market election, the special passive foreign investment company tax rules described above will not apply to such U.S. Holder if the U.S. Holder makes an election to have us treated as a qualified electing fund and we provide certain required information to holders. For a U.S. Holder to make a qualified electing fund election, we would have to satisfy certain reporting requirements. We have not determined whether we will undertake the necessary measures to be able to satisfy such requirements in the event that we were treated as a passive foreign investment company.

     A U.S. Holder that makes a qualified electing fund election will be currently taxable on its pro rata share of our ordinary earnings and net capital gain, at ordinary income and capital gains rates, respectively, for each of our taxable years, regardless of whether or not distributions were received. The U.S. Holder’s basis in the Common Shares will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Common Shares and will not be taxed again as a distribution to the U.S. Holder. U.S. Holders desiring to make a qualified electing fund election should consult their tax advisors with respect to the advisability of making such election.

United States Backup Withholding and Information Reporting

     A U.S. Holder will generally be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, our common shares, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient will generally be subject to backup withholding at a rate of 31% with respect to the proceeds from the sale or the disposition of, or with respect to dividends on, common shares unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

     Non-U.S. Holders will generally be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of Common Shares effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption if the broker does not have actual knowledge that the holder is a U.S. holder. A payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of Common Shares within the United States to a non-exempt U.S. or Non-U.S. Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership other than a foreign partnership that qualifies as a “withholding foreign partnership” within the meaning of such Treasury regulations, the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements.

Canadian Federal Income Tax Considerations

     The following is a summary of the material Canadian federal income tax considerations generally applicable to a U.S. person who holds Common Shares and who, for the purposes of the Income Tax Act (Canada), or the “ITA”, and the Canada-United States Income Tax Convention (1980), or the “Convention,” as applicable and at all relevant times:

•	is resident in the United States and not resident in Canada;

•	holds the Common Shares as capital property;

•	does not have a “permanent establishment” or “fixed base” in Canada, as defined in the Convention; and

•	deals at arm’s length with us. Special rules, which are not discussed below, may apply to “financial institutions”, as defined in the ITA, and to non-resident insurers carrying on an insurance business in Canada and elsewhere.

     This discussion is based on the current provisions of the ITA and the Convention and on the regulations promulgated under the ITA, all specific proposals to amend the ITA or the regulations promulgated under the ITA announced by or on behalf of the Canadian Minister of Finance prior to the date of this Annual Report and the current published administrative practices of the Canada Customs and Revenue Agency, or the Agency. It does not otherwise take into account or anticipate any changes in law or administrative practice nor any income tax laws or considerations of any province or territory of Canada or any jurisdiction other than Canada, which may differ from the Canadian federal income tax consequences described in this document.

     Under the ITA and the Convention, dividends paid or credited, or deemed to be paid or credited, on the common shares to a U.S. person who owns less than 10% of the voting shares will be subject to Canadian withholding tax at the rate of 15% of the gross amount of those dividends or deemed dividends. If a U.S. person is a corporation and owns 10% or more of the voting shares, the rate is reduced from 15% to 5%. As described above and subject to specified limitations, a U.S. person may be entitled to credit against U.S. federal income tax liability for the amount of tax withheld by Canada.

     Under the Convention, dividends paid to specified religious, scientific, charitable and similar tax exempt organizations and specified organizations that are resident and exempt from tax in the United States and that have complied with specified administrative procedures are exempt from this Canadian withholding tax.

     A capital gain realized by a U.S. person on a disposition or deemed disposition of the common shares will not be subject to tax under the ITA unless the common shares constitute taxable Canadian property within the meaning of the ITA at the time of the disposition or deemed disposition. In general, the common shares will not be “taxable Canadian property” to a U.S. person if they are listed on a prescribed stock exchange, which includes The Toronto Stock Exchange, unless, at any time within the five-year period immediately preceding the dispositions, the U.S. person, persons with whom the U.S. person did not deal at arm’s length, or the U.S. person together with those persons, owned or had an interest in or a right to acquire more than 25% of any class or series of our shares.

     If the common shares are taxable Canadian property to a U.S. person, any capital gain realized on a disposition or deemed disposition of those common shares will generally be exempt from tax under the ITA by virtue of the Convention if the value of the common shares at the time of the disposition or deemed disposition is not derived principally from real property, as defined by the Convention, situated in Canada. The determination as to whether Canadian tax would be applicable on a disposition or deemed disposition of the common shares must be made at the time of the disposition or deemed disposition.

HOLDERS OF COMMON SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES.

Item 2. Exhibits

     The following exhibits are filed as part of this registration statement:

Exhibit
Number	Description

3 (a)	Articles of Arrangement dated March 7, 1995 with Plan of Arrangement attached (incorporated by reference to Exhibit 2.1 to the Company’s Form 10-K for the year ended December 31, 1994)

3 (b)	Articles of Amalgamation of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on May 10, 1993)

3 (c)	By-laws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on May 10, 1993)

3 (d)	Bylaw Number One amended and restated (incorporated by reference to Exhibit 3 to the Company’s Form 10-Q for quarter ended June 30, 1995)

4 (a)	Form of Stock Certificate (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 filed on July 15, 1994)

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Dated: June 18, 2002

GOLDEN STAR RESOURCES LTD

By:	/s/ Allan J. Marter

Allan J. Marter Vice President and Chief Financial Officer